SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim
Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

September 30, 2004
with Report of Independent Registered Public
Accounting Firm

Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed consolidated balance sheets - September 30, 2004 (Unaudited) and December 31, 2003	3

Condensed consolidated statements of operations for the three and nine-month periods ended September 30, 2004 and 2003 (Unaudited)	5

Condensed consolidated statements of changes in capital deficiency for the nine-month period ended September 30, 2004 and of comprehensive loss for the nine-month periods ended September 30, 2004 and 2003 (Unaudited)	6

Condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2004 and 2003 (Unaudited)	7

Notes to condensed consolidated interim financial statements (Unaudited) – September 30, 2004	8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2004 and the related condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2004 and 2003, the condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2004 and 2003 and the condensed consolidated statements of changes in capital deficiency for the nine-month period ended September 30, 2004 and of comprehensive loss for the nine-month periods ended September 30, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in capital deficiency for the year then ended (not presented herein) and in our report dated February 20, 2004, except for Note 3 (k) thereto as to which the date is July 30, 2004, we expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The accompanying interim financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.S.
2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
November 5, 2004

Net Serviços de Comunicação S.A.
Condensed Consolidated Balance Sheets (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2004	December 31, 2003

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 101,782	US$ 68,811
Trade accounts receivable, net of allowance for
doubtful accounts of $ 16,130 and
$14,331 in 2004 and 2003, respectively	42,712	36,054
Recoverable income taxes	9,965	5,134
Prepaid expenses	6,039	2,384
Other assets	5,151	2,768

Total current assets	US$ 165,649	US$ 115,151

Property and equipment, net	351,931	373,528
Investments and advances to equity investees	2,078	2,403
Goodwill on acquisition of consolidated subsidiaries, net	260,045	268,639
Judicial deposits	29,501	23,751
Deferred and recoverable income taxes	17,004	10,882
Other non-current assets	11,532	7,337

Total assets	US$ 837,740	US$ 801,691

	September 30, 2004	December 31, 2003

	(Unaudited)
Liabilities and capital deficiency
Current liabilities
Trade accounts payable	US$ 18,219	US$ 20,478
Accounts payable to programmers, (US$36,648 and
US$52,539 in 2004 and 2003, respectively, with
related parties)	47,542	56,075
Income taxes payable	6,147	2,918
Sales taxes	10,575	12,116
Payroll and related charges	12,181	9,884
Debt	340,249	349,932
Deferred revenue	25,083	16,713
Due to related companies	13,097	-
Interest and other financial charges payable	168,452	107,583
Accrued expenses and other liabilities	21,516	6,523

Total current liabilities	US$ 663,061	US$ 582,222

Non-current liabilities
Accounts payable to programmers, (US$8,425 and
US$12,851 in 2004 and 2003, respectively, with
related parties)	11,100	16,051
Due to related companies	1,369	2,063
Deferred sign-on, hook-up fee and programming benefit	29,040	23,899
Reserve for contingencies	175,010	168,852
Accrued expenses and other liabilities	10,585	11,495

Total non-current liabilities	US$ 227,104	US$ 222,360

Total liabilities	US$ 890,165	US$ 804,582

Commitments and contingencies

Capital deficiency
Preferred stock, no par value, shares authorized,
issued and outstanding (2004 and 2003 – 1,198,784,187)	1,493,279	1,493,279
Common stock, no par value, shares issued and
outstanding (2004 and 2003 – 828,371,343)	811,737	811,737
Additional paid-in capital	15,027	15,027
Accumulated deficit	(2,138,888)	(2,092,032)
Accumulated other comprehensive loss, net	(233,580)	(230,902)

Total capital deficiency	US$ (52,425)	US$ (2,891)

Total liabilities and capital deficiency	US$ 837,740	US$ 801,691

See notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
(Expressed in thousands of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2004	2003	2004	2003

Revenues
Pay TV subscriptions	US$ 123,596	US$ 116,456	US$ 361,807	US$ 310,940
Broadband subscriptions	8,966	4,433	22,723	11,369
Pay-per-view	5,699	4,696	13,935	11,890
Sign-on and hook-up fees	2,237	2,369	6,108	6,617
Other services	9,261	2,676	17,299	7,212

Total revenues	149,759	130,630	421,872	348,028
Taxes and other deductions from revenues	(29,884)	(25,257)	(79,576)	(67,037)

Net operating revenue	119,875	105,373	342,296	280,991

Programming and other operating costs	(66,570)	(57,904)	(181,027)	(155,633)
Selling, general and administrative expenses	(27,207)	(18,944)	(74,645)	(52,594)
Depreciation and amortization	(12,601)	(18,344)	(41,796)	(48,334)
Other	5,463	(680)	5,290	(2,336)

Total operating costs and expenses	(100,915)	(95,872)	(292,178)	(258,897)

Operating income	18,960	9,501	50,118	22,094

Other income (expenses):
Monetary indexation, net	(1,684)	(1,252)	(4,685)	2,502
Gain (loss) on exchange rate, net	26,865	(4,999)	3,170	37,249
Interest expense	(23,276)	(23,238)	(66,609)	(55,131)
Financial expense, net	(21,046)	(6,272)	(28,249)	(25,161)
Interest income	1,618	2,459	8,870	4,713
Other	305	(684)	630	(1,533)

Total other income (expenses)	(17,218)	(33,986)	(86,873)	(37,361)

Income (loss) before equity in results of investees	1,742	(24,485)	(36,755)	(15,267)
Equity in results of investees	528	271	1,444	(840)

Income (loss) before income taxes	2,270	(24,214)	(35,311)	(16,107)
Income tax expense	(2,843)	(371)	(3,377)	(1,384)

Loss before discontinued operations	(573)	(24,585)	(38,688)	(17,491)
Discontinued operations
Income (loss) from operations, net of tax	(538)	(480)	(2,040)	788
Loss from sale, net of tax	(6,128)	-	(6,128)	-

Total discontinued operations	(6,666)	(480)	(8,168)	788
Net loss	US$ (7,239)	US$ (25,065)	US$ (46,856)	US$ (16,703)

Net loss per common share before discontinued operations, basic and diluted	US$ -	US$ (0.03)	US$ (0.05)	US$ (0.02)
Discontinued operations	(0.01)	-	(0.01)	-
Net loss per common share, basic and diluted	US$ (0.01)	US$ (0.03)	US$ (0.06)	US$ (0.02)

Weighted average number of common shares outstanding	828,371,343	828,371,343	828,371,343	828,371,343

See notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY AND COMPREHENSIVE LOSS (Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	Number of shares issued		Capital stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total

	Preferred	Common	Preferred	Common	Total

Changes in capital deficiency for the nine- month period ended September 30, 2004

At January 1, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,092,032)	US$ (230,902)	US$ (2,891)

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	(2,678)	(2,678)

Net loss for the period	-	-	-	-	-	-	(46,856)	-	(46,856)

At September 30, 2004	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 15,027	US$ (2,138,888)	US$ (233,580)	US$ (52,425)

Comprehensive loss for each of the nine-month periods ended September, 30 30, 2004 and 2003	Nine-month periods ended September, 30
	2004	2003

Net loss for the period	US$ (46,856)	US$ (16,703)

Cumulative translation adjustments	(2,678)	2,864

Total comprehensive loss	US$ (49,534)	US$ (13,839)

See notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(Expressed in thousands of United States dollars)

	Nine-months ended September 30,

	2004	2003

Operating activities
Net loss for the period	US$ (46,856)	US$ (16,703)
Adjustments to reconcile net loss for the period
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	680	1,171
Amortization of deferred sign-on and hook-up fee revenues	(4,711)	(2,939)
Equity in results of investees	(1,444)	840
Non-cash compensation expense	112	-
Exchange losses, monetary indexation and interest, net	85,489	30,313
Depreciation and amortization	45,287	49,437
Deferred income tax	(1,287)	(2,263)
Loss on disposal of assets, net	6,350	1,621
(Increase) decrease in operating assets:
Trade accounts receivable	(6,029)	(2,242)
Income taxes recoverable	(9,077)	(1,307)
Prepaid expenses and other assets	(12,525)	(11,870)
Increase (decrease) in operating liabilities:
Accounts payable to suppliers and programmers	(16,580)	(13,047)
Income taxes payable	3,074	1,808
Payroll and related charges	1,994	4,608
Sales taxes, accruals and other payables and other	12,324	(10,740)
Reserve for contigencies	(8,342)	13,796

Net cash provided by operating activities	48,459	42,483

Investing activities
Advances to related companies, net of repayments	(3)	(1,219)
Acquisition of property and equipment	(30,996)	(13,212)
Proceeds from sale of investment and equipment	11,762	3,421

Net cash used in investing activities	(19,237)	(11,010)

Financing activities
Short-term debt
Issuances	-	37
Repayments	(179)	(86)
Related party loans
Issuances	-	16
Repayments	-	(6)

Net cash used in financing activities	(179)	(39)

Effect of exchange rate changes on cash and cash equivalents	3,928	4,939

Net increase in cash and cash equivalents	32,971	36,373
Cash and cash equivalents at beginning of the period	68,811	15,755

Cash and cash equivalents at end of the period	US$ 101,782	US$ 52,128

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 3,055	US$ 1,192
Cash paid for interest	US$ -	US$ 25

See notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
(Expressed in thousands of United States dollars, unless otherwise stated)

1. Business overview and financial condition

The Company and its subsidiaries provide cable television and high-speed Internet access through several cable networks located in the country’s largest cities.

Debt restructuring

On December 2, 2002, due to deteriorated economic conditions in Brazil, the Company announced its decision to review its cash flow and commenced negotiations with various lenders and debt holders with regard to a restructuring of its debt facilities and instruments.

On June 27, 2004, the Company announced it had entered into commitment letters with creditors holding in the aggregate approximately 70% of the Company’s outstanding debt. The commitment letters outline the terms and conditions of the Company’s debt restructuring plan, which are summarized below. The commitment letters expire on November 30, 2004.

The commitment letters establish that each of the Company’s creditors will have the right to convert their debt including any interest and commissions accrued but not paid, excluding amounts in respect of interest in arrears and fines for overdue amounts, under the following options:

(i) the right to convert 60% of their debt claim into new senior secured debt and 40% of their debt claim into equity. In the case of creditors holding US dollar denominated debt (except Multicanal Senior Guaranteed Notes holders) the right to convert 60% of their debt claim into new senior secured debt denominated in reais;
(ii) in the case of creditors holding reais-denominated debt, the right to convert 60% of their debt claim into new senior secured debt and 40% of their debt claim into new subordinated convertible debt, or;
(iii) the right to convert 100% of their debt claim into equity.

Each creditor that is party to commitment letters regarding the restructuring of the Company’s debt has agreed that for so long as the term sheet relating to the restructuring is in effect, it will not take any action to collect its respective credits against, either through court or administrative proceeding or enforcement or collateral. União de Bancos Brasileiros S.A. (Unibanco) that has previously filed a collection suit against the Company, is party to the commitment letter, and thus has assumed a commitment to suspend that collection suit.

The consummation of the transaction contemplated by the commitment letters are subject to a number of significant conditions that are beyond the Company’s control. Although, management is working to conclude this process by the end of the fiscal year 2004, the obligations of the creditors party to the commitment letters to effect the debt’s restructuring are subject to a number of significant conditions, described below. These include the following:

(i) The Company must negotiate and execute definitive documents reflecting the terms of the commitment letters and the substance and form of these documents must be acceptable to the creditors;
(ii) Creditors holding no less than 95% of the Company’s outstanding debt must agree to participate in the restructuring; and
(iii) Other conditions may be included in the final agreements.

All of the senior debt and subordinated convertible debt issued in connection with the debt restructuring plan will be jointly guaranteed by all of the Company’s wholly owned subsidiaries. The senior debt will be secured by a pledge of:

(i) all the shares held by the Company in its subsidiaries;
(ii) all the Company’s subsidiaries network, and;
(iii) all receivables held by the operations in São Paulo, Santos and Rio de Janeiro; in case of foreclosure the holders of the senior debt will be entitled to receive 30% of the overall amount actually received in respect of the receivables of the three operations mentioned above until total recovery of their respective credits.

The subordinated convertible debt will initially be unsecured; once the senior debt has been repaid, the collateral that had secured the senior debt will thereafter secure the subordinated convertible debt.

The Company may prepay the senior debt and the subordinated convertible debt at any time, in part or totally, at its discretion and must make mandatory pre payments in specific situations (i.e. pursuant to the cash flow mechanism and out of new equity and debt issuances). Pre payments shall first amortize the senior debt principal amount in reverse order of maturity. Once the senior debt principal amount is fully repaid, pre payments shall amortize the subordinated convertible debt principal amount.

As a result of the agreement established between Globopar and Telmex as more fully described below, the Company’s creditors will receive approximately 40% of their credits in cash and the remaining credit will be convert into new senior secured debt with the same terms described above.

Management understands that achieving balance between its cash generation and its debt obligation is essential. Thus, the conclusion of the debt restructuring plan should be achieved, so as to reach a balanced working capital structure that may provide a lower dependence on third party short-term and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility.

All accounting records related to the Company’s debt are made according to the original debt instruments and the effects of the new terms and conditions will be recognized in the financial statements when the debt restructuring transaction is completed.

Considering the status of the current negotiations with its creditors, deferred costs of US$10,800 were charged to operations in the third quarter of 2004 and an accrual of US$7,100 was recorded related to the estimated additional costs to be incurred in connection with the debt restructuring. Those amounts were recorded in the “financial expense, net” account in the unaudited condensed consolidated statement of operations for the three-month and nine-month periods ended September 30, 2004.

Changes in ownership

(a) Agreement between Globo Comunicações e Participações S.A (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex)

On June 27, 2004, Globopar has entered into an agreement to sell part of its interest in the Company to a strategic investor, Telmex. This agreement was made in the context of the Company’s debt restructuring plan and proposes the issuance of common and preferred shares by the Company, in an aggregate amount up to 1,825,021,996 shares (745,147,153 common shares and 1,079,874,843 preferred shares).

On November 3, 2004 , the Board of Directors approved to implement the capital increase through a private offering of shares, as a substitute for the public offering of shares previously announced. The Board decision did not constitute an amendment to the debt restructuring plan, which already contemplated such alternative.

The proceeds obtained from the private offering of shares will be used to:

(i) fund the cash payment of creditors that participate in the restructuring plan; and/or
(ii) restore the cash of the Company and/or repay any bridge loan that may be obtained and used to conclude the debt restructuring plan.

In addition, Globopar informed the Company that it will:

(i) subscribe to the total amount of common shares, excluding any shares acquired by other shareholders who exercise their preemptive rights; and
(ii) transfer its preemptive rights under the preferred shares to Telmex.

The proceeds from the sale of common and preferred shares to Globopar and Telmex, which shall be received just after the subscription, will be used to pay-down debt as part of the debt restructuring plan. The Company may, at its discretion and in order to fund the cash component under the debt restructuring plan:

(i) use, on a temporary basis, up to R$120 million of its cash and;
(ii) to the extent convenient and necessary, raise a bridge loan to conclude the debt restructuring plan.

Accordingly, if the Company considers adequate to anticipate the conclusion of the debt restructuring plan and obtains enough resources to fund the minimum payment to creditors, the Company could choose to conclude the restructuring at any time after the beginning of the private offering of shares.

Shareholders will have preemptive rights to subscribe for shares reflecting their outstanding ownership. Any unsubscribed preferred shares after the applicable subscription period will be sold in a tender offer at the stock exchange for the benefit of the Company. The Company will not accept reserves for the subscription of any unsubscribed shares. The starting date to exercise the preemptive rights as well as the cutoff date used to determine the shareholder base entitled to the preemptive rights will be publicly announced through “Aviso dos Acionistas” after the verification of all existing pre-conditions. From the announcement date of “Aviso aos Acionistas” shareholders will have 30 days to exercise their preemptive rights.

Assuming the tender offer price is R$0.35 per share, the proceeds will be used to:

(i) restore the cash of the Company and/or repay any bridge loan used to conclude restructuring, if applicable; or
(ii) conclude the debt restructuring plan if the previous option has not occurred.

If the tender offer price is greater than R$0.35 per share, 80% of the difference between the effective tender offer price and R$0.35 per share will be used to repay part of remaining debt. Telmex has committed to make an offer to purchase all unsubscribed preferred shares at a minimum price of R$0.35 per share.

The private offering of shares is still subject to the completion of the existing pre-conditions under the debt restructuring plan and under the sale agreement, thus, any issue of shares will only be effective after the verification of all existing pre-conditions.

In addition, the conclusion of the agreement between Globopar and Telmex is subject to certain conditions, such as: approval of the National Telecommunications Agency (“Anatel”), the conclusion of the debt restructuring plan, negotiation with the other parties included in the Company’s Shareholders Agreement and Company’s corporate approvals.

(b) Exchange of shares between Globopar and Bradesplan Participações S.A. (Bradesplan)

On August 16, 2004, 130,511,010 preferred shares issued by the Company and held by Globopar, Distel Holding S.A.(Distel) and Roma Participações Ltda. (Romapar) were exchanged for 130,511,010 common shares issued by the Company and held by Bradesplan, representing 6.4% of the Company total capital. In addition, Globopar will pay to Bradesplan as a condition precedent to the effectiveness of the exchange R$ 0.119368 per exchanged common voting share.

As a result of the conclusion of this transaction the rights of Bradesplan and Bradespar S.A., respectively as a party and an intervening party to the Company Shareholders’ Agreement currently in force, are terminated.

(c) Proposal for the acquisition of BNDES Participações S.A. (Bndespar) common shares by Globopar, Distel and Romapar (collectively referred to as Globo)

On September, 29, 2004, Bndespar accepted Globo’s proposal for the acquisition by Globo of total 60,138,289 common shares, which represent 7.26% of Company’s voting capital, held by Bndespar.

The completion of such acquisition is subject to the execution of a final agreement between the parties. Among other applicable preceding conditions, Globo’s obligation to acquire the common shares held by Bndespar is subject to the conclusion of the sale by Globo of its minor interest in the Company to Telmex and to the execution of a new Company’s Shareholders’ Agreement between Globo and Telmex.

Assuming the completion of the proposed acquisition until December 31, 2004, the price per common share held by Bndespar will be R$ 0.90, totaling R$ 54,124,459.74. After December 31, 2004, the price will be monetarily adjusted. Also, the price per share payable to Bndespar can not be lower than the price per common share to be received by Globo from Telmex, which could range from R$0.60 to R$0.80. This proposal is effective until June 30, 2005.

The proposal also foresees the exclusion of Bndespar as one of the parties of the Company’s Shareholders’ Agreement, as well as, the execution of a new Shareholders’ Agreement to ensure Bndespar the right to register its preferred shares in eventual public offerings to be made by the Company.

Sale of investments

Consistent with the Company’s strategy to focus on and increase the Company’s resources toward pay-television and broadband Internet service, on August 30, 2004, the Company sold Vicom Ltda. (Vicom) to Comsat Brasil Ltda. (Comsat), which is the assignee of Comsat International’s rights and obligations. The terms of the sale of Vicom comprises transferring Company’s full interest in Vicom to Comsat. In addition, the Company assumed US$2,100 of Vicom’s debt.

The selling price is comprised as follows:

1. R$16,200 (equivalent to US$5,650 at September 30, 2004) – Brazilian reais denominated – with no interest, in five annual installments, subject to monetary adjustment by the accumulated variation of IPCA (Consumer Price Index), being the first 4 installments due on the first, second, third and fourth anniversaries of the closing date and the fifth installment due on the fifth anniversary of the closing date (due date). The first installment was recorded as other current assets and the second, third, fourth and fifth installments were recorded as other non-current assets;
2. R$2,830 (equivalent to US$990 at September 30, 2004) – Brazilian reais denominated – due on the closing date and recorded as other current assets; and
3. US$6,350 – US dollar denominated, recorded as other non-current assets – with no interest, in four annual installments due on the first, second, third and fourth anniversary of the closing date, each installment payment being equal to the positive amount, if any, of 35% of the aggregated net cash flow of Vicom for the twelve months immediately preceding each anniversary of the closing date. According with the agreement, it is understood that (i) negative Net Cash Flows do not represent an obligation of the Company to additionally fund Comsat and (ii) Comsat shall not use any negative Net Cash Flow for any twelve month payment to offset against positive Net Cash Flows of any following periods. The outstanding balance, if any, will be paid on the due date.

According with APB 21 Interest on Receivables and Payables, as those amounts will bear no interest, they were recorded in the Company’s financial statements as of September 30, 2004 at their present values.

Additionally, the Company wrote-off its investment and goodwill balances in the amounts of approximately US$3,200 and US$10,800, respectively, in connection with the sale of this investment. As a result of this sale, the Company recorded a net loss of US$6,128 in the consolidated statement of operations as discontinued operations. Additionally, net revenues of discontinued operations were US$10,927 for the nine-month period ended September 30, 2004 (US$11,735 for the nine-month period ended September 30, 2003) and pretax results of discontinued operations were a loss of US$2,040 for the nine month-period ended September 30, 2004 (an income of US$788 for the nine-month period ended September 30, 2003).

On July 8, 2004, the Company also transferred its 40% interest in Net Brasil to Distel Holding S.A., a related party, and recorded a net loss of approximately US$650 in the consolidated statement of operations as other non-operating income and expense.

Management, with the support of its stockholders, continues focused on the conclusion of the Company’s debt restructuring plan, the implementation of better sales channels, improvement in customer service and the adaptation of its levels of investment to its capacity to generate operational cash, by means of improved controls for the decision taking process in a selective and disciplined manner.

The exchange rate of the Brazilian Real (“R$”) to the U.S. dollar was R$2.8586:US$1.00 at September 30, 2004 and R$2.8892:US$1.00 at December 31, 2003. At November 5, 2004 the exchange rate was R$2.8186:US$1.00.

The accompanying unaudited condensed consolidated interim financial statements do not reflect any adjustments that might be required upon the resolution of the uncertainties associated with the completion of the debt restructuring.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by the U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the nine-month period ended September 30, 2004 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by the U.S. generally accepted accounting principles for complete financial statements. The accompanying condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2003.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2003.

Certain prior year amounts have been reclassified to the current year’s presentation.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2003.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the nine-month period ended September 30, 2004 and 2003 amounted to US$ 20,555 and US$ 10,897, respectively.

Stock-based compensation

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – transition and disclosure ” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation ” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved, the application of SFAS No. 123 would not result in a material effect on the Company’s net loss and net loss per share.

Earnings per share

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an equity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual terms of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares qualify as participating securities. However, they do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares. As required by EITF 03-6, prior periods earnings per shares amounts presented for comparative purposes have been restated for the effects of this accounting change.

4. Cash and cash equivalents

	September 30, 2004	December 31, 2003

Cash	US$ 3,065	US$ 4,541
Brazilian Interbank Deposit – “CDI”	27,482	16,436
Financial Investments Funds	54,142	44,243
Other	17,093	3,591

	US$ 101,782	US$ 68,811

The Company is investing approximately 40% of its liquid funds in securities denominated in U.S. dollars to minimize the currency risk of devaluation of the Brazilian real against the U.S. dollar.

5. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2003, the date on which the Company performed its annual impairment test, the Company concluded that no impairment was required.

During the nine-month period ended September 30, 2004, the Company recorded a gain of US$2,206 on translation included in the cumulative translation adjustments. The Company also wrote-off goodwill of US$10,800 related to the sale of Vicom to Comsat in August 2004, as more fully described on Note 1.

6. Property and equipment, net

Property and equipment consisted of:

		September 30, 2004		December 31, 2003

	Cost	Accumulated depreciation	Net Book Value	Net Book Value

Cable network	US$ 802,990	US$ (538,895)	US$ 264,095	US$ 289,195
Data processing equipment	83,534	(58,574)	24,960	29,992
Buildings and improvements	8,851	(6,767)	2,084	3,422
Fixtures, fittings and installations	9,674	(5,835)	3,839	4,493
Vehicles	2,100	(1,917)	183	381
Other	63,287	(53,951)	9,336	11,007

	970,436	(665,939)	304,497	338,490
Cable construction materials	46,419	-	46,419	33,973
Land	1,015	-	1,015	1,065

Total property and equipment, net	US$ 1,017,870	US$ (665,939)	US$ 351,931	US$ 373,528

7. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees with its stockholders and with companies related to its stockholders.

On May 3, 2004 Globopar, as guarantor under the International Finance Corporation (IFC), has pre-paid all amounts owed by the Company to the IFC maturing on October 15, 2004, and is currently a creditor of the Company by virtue of subrogation to the IFC, thereby releasing the Company from all obligations to the IFC. The amount due to Globopar is classified as due to related companies with identical conditions of the original debt with the IFC, bearing interest at a variable interest rate ranging from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR. At September 30, 2004 the amount due to Globopar comprising principal plus accrued interest, financial charges and contractual penalties was US$ 13,097. As part of the debt restructuring, the Company will settle the total obligations owed to Globopar, including such credits.

The Company obtains programming from Net Brasil S.A., a subsidiary of Globopar, which in turn acquires such programming from Globosat Comunicações S.A., and from non-related parties pursuant to a distribution agreement. As part of the programming agreement with Net Brasil S.A., the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Net Sat Serviços Ltda. (Sky), the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil S.A. related to broker’s commissions during the nine-month periods ended September 30, 2004 and 2003 were US$ 1,398 and US$ 1,697, respectively. The amounts paid to Globosat Comunicações S.A., a subsidiary of Globopar, for programming during the nine-month periods ended September 30, 2004 and 2003 were US$ 11,677 and US$ 20,043, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the nine-month periods ended September 30, 2004 and 2003 were US$ 3,581 and US$ 3,948, respectively.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been altered. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining all other programming, in particular content or channels produced in Brazil , while the Company will directly obtain, for its own account and benefit, all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s line-up. As a result of this agreement, the compensation paid by the Company to Net Brasil S.A. was reduced. Pursuant to this agreement, instead of R$0.51 per subscriber per month, the Company is paying to Net Brasil S.A. a fixed amount of R$100,000 per month, adjusted by the Consumer Price Index (IPC), plus an additional monthly fee until 2007.

During 2003 and 2004, the Company has renegotiated the terms of approximately 97% of its programming agreements. Prior to renegotiating programming agreements, such costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, agreements representing approximately 74% of programming costs were renegotiated to be denominated in Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$11,400, which have been reclassified as deferred programming benefits to be amortized as a reduction of the future programming costs, over the new term of the agreements, ranging from 36 to 48 months, and/or to reduce marketing expenses, depending on certain specific events.

As part of the renegotiation of the programming costs, the unpaid amounts related to the year ended December 31, 2002 are being paid in 18 to 24 monthly installments, beginning January 2004 and are segregated into current and non-current in the financial statements. The future payments are adjusted based on the IGPM domestic inflation index and guaranteed by promissory notes.

The ongoing negotiations with programmers involving overdue amounts denominated in U.S. dollars of US$ 9,941, classified as current are expected to be concluded within the next six-month period.

The amounts due to programmers are comprised as follows:

	September 30, 2004		December 31, 2003

	Current	Non-current	Current	Non-current

Related companies:
Net Brasil S.A.	US$ 31,432	US$ 7,397	US$ 47,715	US$ 9,147
Globosat Programadora Ltda.	3,925	705	3,389	2,268
TV Globo Ltda.	694	174	626	626
USA Programadora Ltda.	418	104	377	377
Canal Brazil S.A.	-	-	273	273
Canal Rural Produções Ltda.	123	31	110	110
RBS Empresa de TVA Ltda.	56	14	49	50

	36,648	8,425	52,539	12,851

Third parties:
Fox Latin America Channels do
Brasil Ltda.	2,663	666	2,346	2,346
MTV Networks Latin America	627	-	666	330
Brasil Distribution, LLC	3,614	-	-	-
Columbia Tristar Films of Brazil, Inc.	398	99	350	350
Playboy TV Latin America, LLC	191	48	174	174
ESPN do Brasil Eventos Esportivos Ltda.	2,340	958	-	-
ESPN,Inc.	1,061	904	-	-

	10,894	2,675	3,536	3,200

	US$ 47,542	US$ 11,100	US$ 56,075	US$ 16,051

8. Debt

The debt consists of:

	September 30,	December 31,
	2004	2003

U.S. dollar denominated debt:
Multicanal Senior Guaranteed Notes	US$ 97,692	US$ 97,692
Net Sul Floating Rate Notes	72,300	72,300
Trade Financing Loans	16,819	17,910
Working Capital Loans	7,000	7,000
Facilities from the International Finance Corporation – IFC	-	11,681

	193,811	206,583
Brazilian R$ denominated debt:
Non-Convertible debentures	68,264	67,541
Working Capital Loans	61,124	60,476
Convertible Debentures with interest due annually at an annual interest rate of 12% over the indexation at the IGPM domestic index	16,745	14,939
Other	305	393

	146,438	143,349

Short-term debt	US$ 340,249	US$ 349,932

The various annual base rates used to determine the interest rate of the Company’s debt at September 30, 2004 and December 31, 2003, follows:

	September 30,	December 31,
	2004	2003

LIBOR	2.20%	1.48%
TJLP	9.75%	11.50%
CDI	16.63%	23.21%
IGPM	11.90%	8.71%

Since the announcement of the Company’s ongoing debt restructuring process, as described in Note 1, no payments of principal and interest have been made, except for the IFC obligation that was pre-paid by Globopar, as described in Note 7.

All accounting records related to the Company’s debt continue to be made according to the original contracts and the effects of the new terms and conditions will be recognized in the financial statements when the new terms are concluded and signed.

The main terms and conditions of the Company’s current debt agreement are disclosed in the notes to the audited consolidated financial statements as of December 31, 2003 and remain unchanged.

The accrued interest and financial charges on the Company’s debt totaling US$ 119,171 at September 30, 2004 (US$ 85,956 as of December 31, 2003) were not paid. The charges for arrears interest and contractual penalties totaling US$ 44,396 at September 30, 2004 (US$ 24,380 as of December 31, 2003) will not be due according to the debt restructuring terms agreed with the creditors.

9. Stockholder’s equity

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At September 30, 2004, the Company’s local currency financial statements presented an accumulated deficit of US$ 53,629 (US$92,893 at December 31, 2003).

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options corresponding to approximately 3 million shares in December 2003 and September 2004. The exercise price of the stock-option is the same price that will be agreed with creditors in connection with the potential conversion of debt into equity. The exercise period is two years as from the date that the Company obtained a signed agreement with the creditors in connection with the debt restructuring process. The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock options plans.

10. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

	September 30,	December 31,
	2004	2003

Tax related matters	US$ 158,275	US$ 153,042
Labor related claims	10,960	10,116
Civil related claims	5,775	5,694

Total	US$ 175,010	US$ 168,852

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made with related judicial court is US$ 29,501 (December 31, 2003 - US$ 23,751), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

11.Subsequent events

On November 5, 2004, the Company has filed the following registration statements:

(i) with the Brazilian Securities and Exchange Commission (“CVM”) the application for registration of its fourth issue of debentures; and

(ii) with the U.S. Securities and Exchange Commission (“SEC”) on Form F-4, the filing for registration of the exchange offer of Multicanal Senior Guaranteed Notes for new Senior Secured Notes to be issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.